August 3, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549-3561

Attention: Nicholas O’Leary and Jane Park

Re:    Energy Exploration Technologies, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

Filed July 14, 2023

File No. 024-11823

Dear Mr. O’Leary and Ms. Park,

On behalf of our client Energy Exploration Technologies, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated July 27, 2023, with respect to the Offering Statement on Form 1-A Post-qualification Amendment No. 2 filed on July 14, 2023 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated July 27, 2023, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

Post-Qualification Offering Circular Amendment No. 2

Summary, page 2

1.

We note your revised disclosure in response to prior comment 2. Please revise to balance your disclosure in the Summary relating to your solid-state battery technology. We refer to your discussion of the shortcomings of lithium-ion batteries on page 33. Please also explain what you mean by multi-layer pouch cell.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

August 3, 2023

Response:

The Company respectfully acknowledges the comment. The Company has added balanced disclosure in the Summary describing the shortcomings of lithium-ion batteries on page 2. In addition, the Company has provided a description of a multi-layer pouch cell on pages 2 and 33.

LiTAS Technology, page 31

2.

We note your response to prior comment 6 and your deletion of references to your partnerships with the University of Texas and General Motors. Please restore this disclosure or advise why this disclosure is no longer applicable to your company. Please file the agreements with the University of Texas and General Motors as exhibits to this offering circular as required by Item 17.6 of Form 1-A or tell us why they are not material.

Response:

The Company respectfully acknowledges the comment. The Company restored the disclosure referencing relationships with the University of Texas and General Motors. Some aspects of the contractual relationship with the University of Texas have been terminated although the Company has disclosed its licensing agreement with the University of Texas on pages 33 and 37.

The Company’s licensing agreement with the University of Texas is limited to two (2) jointly-owned patents, which are not quantitatively or qualitatively material to the Company’s business, and therefore not to an investor’s decision to invest in the offering. There are no cash payments due to the University of Texas and no royalties are due at this time or in the foreseeable future. The Company’s prior agreements with the University of Texas were previously filed as Exhibits 6.11, 6.12, and 6.13.

The Company’s proposed collaborations with General Motors are not currently material to the Company as any joint agreements are indefinite, relate to future events and future joint development work with definitive documentation to be negotiated at a later time, and does not require an outlay of capital on the part of the Company. The Company’s relationship with General Motors is well stated and the investment documents with General Motors were previously filed as Exhibits 2.6, 3.5, 3.6, 3.7, 4.1, and 6.29.

3.

We acknowledge your response and revised disclosure to prior comment 7. Please expand your disclosure to specify the royalty term, the termination provision, and the aggregate amount paid to date under the license agreement. Please file the license agreement as an exhibit to the offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material.

Response:

The Company respectfully acknowledges the comment. The Company has expanded its disclosure of the license agreement to include the terms requested. As provided in response to Comment #2 above, the Company does not believe the licensing agreement is material for the reasons stated above.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

August 3, 2023

Pilot Plant Deployment, page 32

4.

We note your revised disclosure in response to prior comment 8, which we reissue in part. We refer to your disclosure on page 28 that you have “successfully built three pilot plants, one of which was deployed and fully operational in Salar de Uyuni in Bolivia.” You also disclose that you plan to deploy pilot plans in South America and the US in 2023 and 2024. Please expand your disclosure of the two other pilot plans referenced and discuss how you determined the success of each pilot plant using the metrics and methodology disclosed. Please also discuss your plans for pilot plan deployment in the United States as referenced on page 28.

Response:

The Company respectfully acknowledges the comment and has clarified the disclosure relating to the three constructed pilot plants on pages 28 and 32, and clarified plans for pilot plant deployment in the United States on pages 28 and 32.

Intellectual Property, page 33

5.

We acknowledge your revised disclosure in response to prior comment 9. Please revise to specify the applicable jurisdictions of the patents and the type of patent protection (such as composition of matter, use or process).

Response:

The Company respectfully acknowledges the comment. The Company’s patent table has been revised at page 33 to include additional information in the existing “Jurisdiction” column and added an additional column disclosing the type of patent protection.

**************

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

August 3, 2023

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:     Mr. Teague Egan, Chief Executive Officer

Mr. Mayank Sharma, Chief Financial Officer

Ms. Geraldine Berkowitz, Vice President of Finance

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com